November 2, 2007
Via Edgar & Federal Express
Mr. Michael Moran
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Timberland Company

Form 10-K/A for the Fiscal Year Ended December 31, 2006
Filed June 27, 2007

Form 10-Q for the Fiscal Quarter Ended June 29, 2007
Filed August 8, 2007

Form 10-Q for the Fiscal Quarter Ended March 30, 2007
Filed June 28, 2007

File Nos. 1-9548
Dear Mr. Moran:
     This letter is being submitted by The Timberland Company (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) with respect to the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006 (the “10-K/A”), the Company’s Quarterly Report on Form 10-Q for the second fiscal quarter ended June 29, 2007 (the “Q2 10-Q”), and the Company’s Quarterly Report on Form 10-Q for the first fiscal quarter ended March 30, 2007 (the “Q1 10-Q”), as set forth in your letter to Mr. Jeffrey B. Swartz dated October 23, 2007 (the “Letter”).
     As you have requested, we have indicated in this response where we (i) will revise the above referenced filings in response to the Staff’s comments or, alternatively, are requesting the Staff’s permission to revise future filings in response to the Staff’s comments, or (ii) have provided an explanation as to why the Staff’s comment is inapplicable or a revision is unnecessary, as well as provided any requested supplemental information. For reference purposes, the text of your comments in the Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the 10-K/A or specific 10-Q, as applicable.

Mr. Michael Moran
November 2, 2007

FORM 10-K/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
Comment No. 1
Item 9A. Controls and Procedures, page 67
1.     The conclusion disclosed of your principal executive and financial officers is as of a specific date. Please revise your disclosure to indicate that the conclusion as to the effectiveness of your disclosure controls and procedures is as of the end of the period covered by the report instead of a specific date as currently disclosed. See Item 307 of Regulation S-K.
Response 1:
The conclusion as to the effectiveness of the Company’s disclosure controls and procedures disclosed by the Company’s principal executive and financial officers at December 31, 2006 is the last date of the Company’s fiscal year 2006 which is the end of the fiscal year period covered by the report. While the Company believes that it has complied with Item 307 of Regulation S-K, the Company acknowledges the statement as requested by the Staff and requests that it be permitted to make the requested revision in future filings, assuming there is no material weakness, substantially as follows:
“Based on their evaluation as of the end of the period covered by this report, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act were effective.”
Comment No. 2
Item 15. Exhibits and Financial Statement Schedules
(b) Exhibits
Exhibits 31.1 and 31.2
2.     Please delete the title of each officer from the first sentence of each certification. The certification should be in the exact format as provided by Item 601(b)(31) of Regulation S-K which illustrates that the title of each officer should follow the signature of the officer. Please confirm to us that the inclusion of the title of your principal executive officer and your principal financial officer in the first line of each certification was not intended to limit the capacity in which such individuals provided the certifications filed with your Form 10-K, as amended, for the year ended December 31, 2006, as well as those filed with your Form 10-Q for the quarters ended March 30, 2007 and June 29, 2007.
Response 2:
The Company acknowledges the statement by the Staff that the title of each officer should not be included in the first sentence of each certification, and requests that it be permitted to make the

Mr. Michael Moran
November 2, 2007

requested revision in future filings. The Company has previously included the title of the officer in the first sentence to enable the Staff and public to immediately recognize the position of the individual making the certification. The Company also confirms to the Staff that the inclusion of the title of our principal executive officer and of our principal financial officer in the first line of each certification in each of the identified filings was not intended to limit the capacity in which such individuals provided the certifications.
GENERAL
In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission (SEC) from taking any action with respect to the filings; and
•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you should have any questions about this letter, please call the undersigned at (603) 773-1517.

Very truly yours,
/s/ John Crimmins

John Crimmins Chief Financial Officer

cc:	Mr. Milwood Hobbs
Ms. Donna Di Silvio
Mr. Jeffrey B. Swartz
Danette Wineberg, Esq.